

November 21, 2024

Hok C Chan
Chief Executive Officer
Toppoint Holdings Inc.
1250 Kenas Road
North Wales, PA 19454

> **Re: Toppoint Holdings Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed November 15, 2024**
> **File No. 333-281474**

Dear Hok C Chan:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 30, 2024 letter.

Amendment No. 3 to Registration Statement on Form S-1

Risk Factors, page 10

1. Please revise your filing to disclose the exclusive forum provision included in Section 8.10 of your Bylaws. Clearly describe the provision, including the relevant forum for litigation, any risks or other impacts on investors, its applicability to federal securities law claims, and address any uncertainty about enforceability.

 Please contact Brian McAllister at 202-551-3341 or Shannon Buskirk at 202-551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell at 202-551-5351 or Kevin Dougherty at 202-551-3271 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Louis Bevilacqua